June 3, 2005

Mail Stop 0306



Jal S. Jassawalla
President and Chief Executive Officer
World Heart Corporation
7799 Pardee Lane
Oakland, California 94621


Re:	World Heart Corporation
      Preliminary Schedule 14A Amended May 25, 2005
      File No. 000-28882


Dear Mr. Jassawalla:

      We have reviewed your filing and have the following comments.
Accounting comments will be addressed separately.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

Preliminary Schedule 14A

Amendment to September 2004 Warrants, page 2

1. We note your response to prior comment 3 to our comment letter dated May 20, 2005. As we discussed during our telephone conference on May 27, 2005, we continue to believe that the transaction must comply with Exchange Act Rule 13e-4. You should, among other things, file under Schedule TO all pre-commencement communications with your security holders, including the relevant information in your proxy statement. See Instruction 1 to Rule 13e-4(c). In addition, please provide us with your analysis of why you believe the March 2003 option exchange did not need to comply with Rule 13e-4.

Voting, page 9

2. Please expand your disclosure in response to prior comment 1 to clarify the effects of the abstentions. For example, if an abstention is not counted as a vote cast, would that have the same effect as a vote against a proposal that requires the approval of a specified portion of outstanding shares? Clearly disclose the vote required.

Voting Shares, Record Date and Principal Holders, page 11

3. We note your response to prior comment 4 from our letter dated
May
20, 2005. Please identify the natural persons who maintain beneficial ownership (as defined in Rule 13d-3 of the Securities Exchange Act of 1934) of the shares held by Edward Lifesciences LLC and Zeisiger Capital Group LLC.

4. We note your response to prior comment 6. Please tell us how the number of shares beneficially owned by Zeisiger Capital Group LLC is reconciled with the aggregate number of shares beneficially owned described in footnote 3.

Background and Reasons for the MedQuest Acquisition, page 67

5. We reissue prior comment 12. Your disclosure should summarize the material analyses that the board considered. Include charts and narrative explanation of each analysis as appropriate. For example, your revised disclosure should make clear (1) what the market price and comparable companies analyses demonstrated and (2) how the consideration in the current transaction compares to the results of those analyses. You also should explain the key criteria on which the analyses were constructed, like the criteria you used to select comparable companies and whether other companies excluded from the analysis also satisfied those criteria.


*  *  *  *  *


       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Direct questions on the financial statements and related disclosure to Heather Tress at (202) 551-3624 or Michele Gohlke at
(202) 551-3327.  Direct any other questions to Donald C. Hunt at
(202) 551-3647 or to me at (202) 551-3617.

 	Sincerely,



	Russell Mancuso
	Branch Chief

cc (via fax): 	Martin Glass, Esq. - White & Case LLP


??

??

??

??

Jal S. Jassawalla
World Heart Corporation
June 3, 2005
Page 3